Summit Midstream Partners, LP

2100 McKinney Avenue, Suite 1250

Dallas, Texas 75201

August 21, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:                             Summit Midstream Partners, LP
Confidential Draft Submission No. 2 on Form S-1
Submitted July 17, 2012
CIK No. 0001549922

Ladies and Gentlemen:

Set forth below are the responses of Summit Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 31, 2012 with respect to the above-referenced registration statement (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR our first public filing of the Registration Statement (the “Public Filing”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the Public Filing, unless otherwise indicated.

1.                                       We note your response to comment 4 in our letter dated June 11, 2012. Please be advised that, notwithstanding the inclusion of language that management has not verified the accuracy or completeness of third party information and that they believe that third party sources are reliable, under the federal securities laws the company is responsible for all information contained within its registration statement. Please confirm your understanding in this regard.

Response: We acknowledge the Staff’s comment and confirm our understanding that we are responsible for all information contained within the Registration Statement.

Market Fundamentals, page 119

2.                                       We note your response to comment 14 in our letter dated June 11, 2012. We also note the supplemental materials you have provided. Please cross reference the data you submitted and provide us with the calculations and/or data you used to arrive at your disclosures. For example, on page 120 you provide two pie charts — “natural gas usage by end user” and “power generation fuel sources;” please provide us with an explanation on how you calculated the proportions in the pie chart and refer us to the data provided.

Response:  We have supplementally provided the requested data and calculations. Please see Appendix A.

Our Cash Distribution Policy and Restrictions on Distributions, page 60

Estimated Cash Available for Distribution, page 68
Assumptions and Considerations, page 69

3.                                       We reviewed your response to comment 18 in our letter dated June 11, 2012 and the revisions to your disclosure. Please disclose the basis for the assumed weighted average interest rate and commitment fee in your discussion of interest expense on page 74 and how the assumptions compare to the interest rate and commitment fees payable under the amended revolving credit agreement.

Response: We have revised the Registration Statement accordingly. Please see page 76.

Financial Statements, page F-1

Notes to Condensed Consolidated Financial Statements (Unaudited), page F-6

Note 11.  Related Party Transactions, page F-18
Due Diligence Expenses, page F-18

4.                                       We note your disclosure that there is no outstanding receivable balance from the Sponsors at the end of the quarter. We also note your disclosure that the Sponsors reimbursed a portion of the receivable outstanding at the end of 2011 and that a portion was not paid. Please tell us how you accounted for the unpaid portion of the receivable outstanding at the end of 2011.

Response:  During the year ended December 31, 2011, we recorded the unpaid portion of the receivable from the Sponsors through revenue originally in accordance with ASC 605-45-22.  Upon further analysis during the three months ended March 31, 2012, we reversed the previous entry to revenue and accounts receivable for the unpaid portion of the receivable (i.e. $1.0 million).  This amount was recorded out of period in the three months ended March 31, 2012 and was evaluated by us as an error based upon the literature included in

SAB Topic 5.T.  We evaluated whether this error was quantitatively and/or qualitatively material both individually and in the aggregate with any other known misstatements.  Based upon this analysis, we concluded that the financial statements as a whole were not materially misstated for any period presented.

Notes to Consolidated Financial Statements, page F-26

Note 3. Purchase of Controlling Interest in DFW Midstream, page F-31

5.                                       We reviewed your response to comment 33 in our letter dated June 11, 2012. Please tell us your basis in GAAP for including the NPV of incremental required capital expenditures as part of the purchased price.

Response:  A key determining factor in the accounting for the DFW Midstream Transaction was the determination of the purchase price.  Because we did not acquire 100% of the membership interests in DFW Midstream, and because of our acquired disproportionate ownership interest in DFW Midstream compared to our economic interest, we evaluated these specific facts and circumstances in arriving at the implied economic purchase price for the enterprise as a whole.  GAAP requires acquisitions using the purchase method of accounting to be recorded at fair value.  We considered ASC 820-10-20 which defines fair value as:

The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

We acquired a 70.5% economic interest in DFW Midstream but agreed to contribute 75% (i.e. a disproportionate share of future capital expenditures to our detriment and TCEH’s benefit) of the capital expenditures in the project completion budget which were expected to be material given the greenfield development nature of DFW Midstream at the time of acquisition.  The NPV of the incremental required capital expenditures was evaluated and concluded to be an economic factor that needed to be included in the determination of the purchase price in order to arrive at a 100% membership interest in DFW Midstream and arriving at the implied economic purchase price (i.e. fair value of the enterprise). Therefore, in order to calculate the implied economic purchase price and appropriately determine the fair value of the enterprise, we calculated the present value of the estimated future capital expenditure contributions in excess of our ownership interest, or 4.5%.

Note 10.  Membership Interest, page F-39

6.                                       We reviewed the revisions to your disclosure in response to comment 34 in our letter dated June 11, 2012. Please include a discussion of the methods used to estimate the assumptions related to the length of the holding period restriction, discount for lack of marketability and volatility. Similar disclosures should be included in Note 9 on page F-15.

In addition, we note your disclosure that certain current and former employees received Class B membership interests in Summit Midstream Management, LLC. Please tell us how Summit Midstream Management, LLC is related to Summit Midstream and why this entity is not included in the diagram on page 9.

Response:

We have revised the Registration Statement to expand upon our methods used to estimate the assumptions related to the length of the holding period restriction, discount for lack of marketability and volatility.  See pages F-43, F-44 and F-47.  We have also revised the organizational chart and included a new footnote on page 9 of the Registration Statement to explain how Summit Midstream Management, LLC is related to Summit Midstream Partners, LLC.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/ cfannouncements/cfsecureemailinstructions.pdf.

Response: We acknowledge the Staff’s comment, and are submitting the Public Filing through EDGAR.

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett E. Braden at (713) 546-7412.

Very truly yours,

SUMMIT MIDSTREAM PARTNERS, LP

By:	Summit Midstream Partners GP, LLC,
its General Partner

By:	/s/ Brock M. Degeyter
Brock M. Degeyter
Senior Vice President and General Counsel

cc:                                 William N. Finnegan IV, Latham & Watkins LLP (Issuer’s counsel)
Brett E. Braden, Latham & Watkins LLP (Issuer’s counsel)

Joshua Davidson, Baker Botts L.L.P. (Underwriter’s counsel)